UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On August 6, 2026, DarkIris Inc. (the “Company”) held an extraordinary general meeting of shareholders at 10:00 a.m. local time at Room 310, No. 10-1, Wanghai Road, Phase II, Software Park, Siming District, Xiamen City, Fujian Province, China (the “EGM”). Six items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders. The voting results were as follows:

Proposal 1:

To consider and approve by an ordinary resolution to increase the authorized share capital and number of authorized shares of the Company from US$50,000 divided into 31,250,000 shares, par value US$0.0016 each, comprising (i) 28,125,000 Class A ordinary shares, par value US$0.0016 each (“Class A Ordinary Shares”), (ii) 3,125,000 Class B ordinary shares, par value US$0.0016 each (“Class B Ordinary Shares”), to US$500,000,000 divided into 312,500,000,000 shares, par value US$0.0016 each, comprising (i) 281,250,000,000 Class A Ordinary Shares and (ii) 31,250,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

For	Against	Abstain
8,964,811	14,856	0

Proposal 2:

Subject to and conditional upon the passing of the resolutions in relation to Share Capital Increase and all requisite class consents being obtained, and with effect immediately following effectiveness of the share consolidation of all of the authorized, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Shares”) were approved by the board of directors of the Company at a ratio of 16:1 on April 20, 2026 (the “First Determined Share Consolidation”) and the Share Capital Increase, to consider and approve by an ordinary resolution an increase in the voting rights attaching to the Class B Ordinary Shares from twenty (20) votes per Class B Ordinary Share to one hundred and fifty (150) votes per Class B Ordinary Share as set forth in the Company’s current second amended and restated memorandum and articles of association (the “Second Amended and Restated M&A”) (the “Voting Rights Increase”).

For	Against	Abstain
8,964,706	14,961	0

Proposal 3:

To consider and approve by an ordinary resolution to:

(a)	upon the completion of the Share Capital Increase and Voting Rights Increase, implement consolidation of all of the Shares be and is hereby approved at a ratio of not less than two to one (2:1) and not more than three thousand to one (3,000:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion at any one time or multiple times during a period of up to two (2) years after the conclusion of the EGM, in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion and announced by the Company (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided, however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 3,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Second Amended and Restated M&A;

(b)	authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine exact consolidation ratio(s) and effective date(s) of such Share Consolidation(s) during a period of two years following the date of the EGM as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all Share Consolidation(s) shall not exceed 3,000:1; or (b) elect not to implement any Share Consolidation during a period of two years following the date of the EGM;

(c)	authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder (credited as fully paid by way of capitalization out of the share premium of the Company) the number of consolidated shares of such class which are held by such shareholder being rounded down to the nearest whole number of consolidated shares of such class; and

(d)	authorize that no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company (“Shareholders”) to round up any fractions of Shares issued to or registered in the name of such Shareholders following or as a result of the Share Consolidation; and

(e)	if and when deemed advisable by the Board in its sole discretion, to authorize any one Director or officer of the Company, for and on behalf of the Company, to do all such other acts or things and execute all such documents necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

For	Against	Abstain
8,964,722	14,942	3

Proposal 4:

Subject to the approval by the Shareholders of the Share Capital Increase and Voting Rights Increase, to consider and approve by a special resolution to, with immediate effect, adopt the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”) in the form annexed hereto as Annex A in substitution for and to the exclusion of, the Second Amended and Restated M&A.

For	Against	Abstain
8,964,762	14,870	35

Proposal 5:

Subject to the approval by the Shareholders of the Share Consolidations, to consider and approve by as special resolution that entirely conditional upon the approval of the Share Consolidation(s), with effect as of the date the Board may determine in its sole discretion (including but not limited to exact consolidation ratio(s) and the effective date(s) of such Share Consolidation(s)), the Company adopt amended and restated memorandum and articles of association upon the effectiveness of each Share Consolidation (the “Amended and Restated M&A upon Each Share Consolidation”) in the form annexed hereto as Annex B in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such Share Consolidation(s), so long as such Share Consolidation(s) are implemented within two years following the date of the EGM.

For	Against	Abstain
8,964,761	14,856	50

Proposal 6:

By an ordinary resolution to approve that with respect to the matters duly approved under the resolutions at the EGM:

(a)	one Director or officer of the Company, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, Voting Rights Increase, the Share Consolidation(s), the First Determined Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation(s);

(b)	the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and

(c)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

For	Against	Abstain
8,964,797	14,820	50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang
	Title:	Chief Executive Officer